Exhibit 4
Itemized list of estimated expenses incurred or borne by or for the account of the Republic of Italy in connection with the sale of the 5.375% Notes due June 12, 2017

The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by, or on behalf of, the Registrar.

Registration fee		0
Fiscal and Paying Agent fees and expenses		19,500
Listing fees		11,145
Printing Expenses		29,880

Total	US$	60,525